Exhibit 12

HONEYWELL INTERNATIONAL INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Nine Months Ended September 30, 2007
(Dollars in millions)

Determination of Earnings:
Income before taxes	$2,383
Add (Deduct):
Amortization of capitalized interest	17
Fixed charges	391
Equity income, net of distributions	(7)

Total earnings, as defined	$2,784

Fixed Charges:
Rents(a)	$60
Interest and other financial charges	331

391
Capitalized interest	17

Total fixed charges	$408

Ratio of earnings to fixed charges	6.82

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.